



06051307

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 2 9 2006
210

SEC FILE NUMBER

8- 38635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 AND ENDING 9/30/06
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

14497 N. Dale Mabry Hwy. Suite 215
                                (No. and Street)

Tampa   Florida   33618
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dwayne K. Calton   813-264-0440
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson, Coakley & Company, P.A., CPA's
            (Name – if individual, state last, first, middle name)

600 W. Dr. Martin Luther King, Jr. Blvd. Plant City, FL 33563
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 1 1 2006

FOR OFFICIAL USE ONLY	**THOMSON FINANCIAL**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Dwayne K. Calton__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Calton & Associates, Inc., A Florida Corporation__ , as of __September 30__ , 20__06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
County of Hillsborough

_____
Signature

Dwayne K. Calton - President
Title

DAVID S. COLE
Comm# DD0596717
Expires 9/19/2010
Florida Notary Assn., Inc

_____ 11/28/06
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALTON & ASSOCIATES, INC.
TAMPA, FLORIDA
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005

TABLE OF CONTENTS



Est. 1922

EPRC CPAS

Your Future Success Is Our Business

Edwards, Platt, Raulerson, Coakley & Company, P.A.

Certified Public Accountants and Consultants

P.O. Box 789, Plant City, Florida 33564-0789
600 West Dr. Martin Luther King Jr. Blvd., Plant City, Florida 33563
(813) 752-4991 • (813) 752-6604 • Fax (813) 754-3073 • www.eprcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Platt, Raulerson, Coakley & Co.

Edwards, Platt, Raulerson, Coakley & Company, P.A.
Plant City, Florida
November 15, 2006

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

| J.B. Edwards (1884-1966) | Charles L. Edwards, CPA | Randell L. Platt, CPA | Daniel D. Raulerson, CPA | John Coakley, CPA |

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2006 and 2005

ASSETS

	2006	2005
ASSETS:		
Cash	$ 2,180,278	$ 3,093,811
Investments	1,314,682	62,687
Receivables:		
Clearing agent	482,493	430,587
Commissions	328,953	341,991
Notes & other	42,592	4,780
Inventory	13,206	131,051
Property & equipment, net of accumulated		
depreciation of $184,623 & $163,201, respectively	74,352	77,202
Deferred tax asset	386	198,000
Deposits	201,681	205,442
Total assets	$ 4,638,623	$ 4,545,551

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
LIABILITIES:		
Accounts payable	$ 2,859	$ 1,110
Accrued expenses:		
Clearing agent	25,833	131,051
Commissions & Wages	1,009,541	894,803
Profit sharing	129,610	126,404
Income taxes	37,928	20,866
Other accrued expenses	136,800	753,116
Total liabilities	1,342,571	1,927,350
SHAREHOLDERS' EQUITY:		
Common stock:		
Class A: voting and participating stock,		
$1 par; authorized 3,750, issued 1,250 shrs,		
902 shares outstanding.	1,250	1,250
Class B: non-voting and participating stock,		
$1 par; authorized 3,750, issued 1,250 shrs,		
355 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(1,719,261)	(1,719,261)
Retained earnings	4,760,353	4,082,502
Total shareholders' equity	3,296,052	2,618,201
Total liabilities and shareholders' equity	$ 4,638,623	$ 4,545,551

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 and 2005

	2006	2005
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 2,347,371	$ 2,735,248
Investment company shares	1,945,519	1,987,931
Insurance products	2,145,772	1,808,629
Municipal bonds	913,146	961,238
Other commissions	3,050,083	3,189,842
Firm trading and investment gains	209,140	186,539
Dividend and interest income	281,046	235,501
Due diligence & other income	633,885	645,288
Total income	11,525,962	11,750,216
EXPENSES:		
Representatives' commissions and overrides	9,179,573	9,428,002
Clearing charges	330,916	341,190
Salaries and employee benefits	585,296	580,788
Communications expense	83,625	74,456
Occupancy and equipment costs	150,717	166,857
Other operating expenses	11,380	843,734
Depreciation and amortization	21,422	23,110
Taxes other than income	82,854	85,503
Total expenses	10,445,783	11,543,640
Income before provision for income taxes	1,080,179	206,576
Income tax expense	402,328	87,583
Net Income	$ 677,851	$ 118,993

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2006 and 2005

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2004	$ 2,500	$ 252,460	$ (1,719,261)	$ 3,963,509
Net income for the year ended September 30, 2005	-	-	-	118,993
Balance at September 30, 2005	2,500	252,460	(1,719,261)	4,082,502
Net income for the year ended September 30, 2006	-	-	-	677,851
Balance at September 30, 2006	$ 2,500	$ 252,460	$ (1,719,261)	$ 4,760,353

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 677,851	$ 118,993
Adjustments to reconcile net income		
Depreciation and amortization	21,422	23,110
Deferred tax expense (benefit)	197,614	(30,000)
(Increase) decrease in:		
Investments	(1,251,995)	(36,187)
Clearing agent receivable	(51,905)	(366,804)
Commissions receivable	13,038	(219,121)
Securities for sale	117,845	(111,383)
Prepaid expenses	-	1,856
Deposits	3,760	8,689
Other Receivables	(37,812)	-
(Decrease) increase in:		
Accounts payable	(103,470)	99,552
Income tax payable	17,062	(134,518)
Other accrued expenses	(498,371)	395,527
Net cash (used for) provided by operating activities	(894,961)	(250,286)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of related party loans	-	27,942
Purchase of equipment	(18,572)	(25,849)
Net cash provided (used) by investing activities	(18,572)	2,093
(Decrease) Increase in cash and cash equivalents	(913,533)	(248,193)
Cash and cash equivalents-beginning of the year	3,093,811	3,342,004
Cash and cash equivalents-end of year	$ 2,180,278	$ 3,093,811

See accompanying auditors' report and notes to financial statements.

5

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2006	2005
Cash paid during the year for:		
Income taxes	$ 187,652	$ 267,638
Interest	$ 882	$ 12,980

NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD) with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3:   RESTRICTED CASH AND INVESTMENTS

At September 30, 2006, there was restricted cash of $802,603 and restricted investments of $104,600 held in Accounts at Southwest Securities. The accounts collateralize securities trading and inventory accounts.

NOTE 4:   INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of costs or market. Maturity of the individual instruments are between zero and twenty-five years at September 30, 2006. Original costs and carrying value are as follows:

	2006			2005	
	Costs	Carrying Value		Costs	Carrying Value
	$ 14,690	$ 13,850		$ 10,550	$ 5,800

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized gain
2006	$ 1,256,607	$ 1,300,832	$ 44,225
2005	$ 67,316	$ 56,887	$ (10,429)

NOTE 5:   INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over thirty years and are carried at fair value. At September 30, 2006 and 2005, there were no material differences between cost and fair value.

NOTE 6:   FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2006	2005
Equipment	$ 196,506	$ 186,115
Furniture	54,176	45,995
Improvements	8,293	8,293
Accumulated depreciation	(184,623)	(163,201)
	$ 74,352	$ 77,202

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2006 and 2005, amounts due the company under the agreements were $25,000 and $4,780, respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2006	2005
Clearing Agent deposit	$ 200,256	$ 200,009
Regulatory deposit	1,425	3,367
Insurance	-	2,066
	$ 201,681	$ 205,442

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $129,610 and $126,404 for 2006 and 2005, respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2006 and 2005, the financial statements reflected income taxes currently payable in the amount of $37,928 and $20,866, respectively, and a deferred tax asset in the amount of $386 and $198,000, respectively. The deferred tax asset represent the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2006		
	Federal	State	Total
Current expense	$ 176,006	$ 28,708	$ 204,714
Deferred expense	186,114	11,500	197,614
Income tax expense (benefit)	$ 362,120	$ 40,208	$ 402,328

NOTE 10:   INCOME TAXES CONTINUED

	2005		
	Federal	State	Total
Current expense	$ 87,996	$ 29,587	$ 117,583
Deferred benefit	(24,000)	(6,000)	(30,000)
Income tax expense (benefit)	$ 63,996	$ 23,587	$ 87,583

NOTE 11:   COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Rent expense under the lease totaled $133,765 and $135,204 for 2006 and 2005, respectively. At September 30, 2006 the aggregate liability under the lease is as follows:

2007	128,353
2008	132,194
2009	78,420
Thereafter	-
	$ 338,967

At September 30, 2006, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $65,000. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $65,000 under the caption "other accrued expenses".

At September 30, 2006, customer margin balances totaled $10,216,302.

NOTE 12:   TREASURY STOCK

At September 30, 2006 and 2005, treasury stock consisted of 348 shares of class A and 895 shares of class B redeemed by the Company at a total costs of $1,719,261

NOTE 13:   CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at two financial institutions. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14:   CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

<u>**NOTE 15:   NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $3,099,791, representing an excess over required net capital of $2,849,791. The ratio of aggregate indebtedness to net capital was 42% and 85% at September 30, 2006 and 2005, respectively.

SUPPLEMENTARY SCHEDULES

	2006	2005
Ownership equity	$ 2,618,201	$ 2,499,208
Net income (loss)	677,851	118,993
Dividends	-	-
Adjusted net worth	3,296,052	2,618,201
Subordinated loans	-	-
Total available capital	3,296,052	2,618,201
Non-allowable assets	(142,368)	(468,430)
Tentative net capital	3,153,684	2,149,771
Less haircuts:		
Stock/warrants	13,613	8,533
Federal, State, and Municipal securities	3,802	6,164
Other securities	35,968	29,034
Corporate obligations	510	6,737
Total haircuts	53,893	50,468
Net capital	3,099,791	2,099,303
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 2,849,791	$ 1,849,303
Aggregate indebtedness	$ 1,316,738	$ 1,782,153
Ratio of aggregate indebtedness to net capital	42%	85%

Amount held on deposit in "reserve bank account", including
value of qualified securities at end of reporting period. $ 341

There is no material difference between the computation for
determination of reserve requirements under rule 15c3-3
included with the financial statements reported on by the
independent auditor and the computation previously filed by the
broker or dealer in the unaudited FOCUS report.

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B. $ -0-

   A) Number of items.   -0-

2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D. $ -0-

   A) Number of items   -0-

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2006

Net capital per FOCUS report	$	2,978,397
Net statement of operations impact of audit adjustments		121,394
Net capital per supplementary schedule	$	3,099,791

REQUIRED REPORT


Edwards, Platt, Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants

P.O. Box 789, Plant City, Florida 33564-0789
600 West Dr. Martin Luther King Jr. Blvd., Plant City, Florida 33563
(813) 752-4991 • (813) 752-6604 • Fax (813) 754-3073 • www.eprcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

| J.B. Edwards (1884-1966) | Charles L. Edwards, CPA | Randell L. Platt, CPA | Daniel D. Raulerson, CPA | John Coakley, CPA |

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards, Platt, Raulerson, Coakley & Co.

Edwards, Platt, Raulerson, Coakley & Company, P.A.
Plant City, Florida
November 15, 2006